

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 10, 2015

Morrison C. Warren, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

Re: RiverNorth Marketplace Lending Corporation (the "Fund")
        Registration Statement on Form N-2 and Pre-effective Amendment No. 1 thereto
        Filed June 11, 2015
        File Nos. 333-204886; 811-23067

Dear Mr. Warren:

We have reviewed the filings referenced above and have the following comments. Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement. All defined terms have the meanings ascribed to them in the prospectus.

Prospectus (outside front cover)

Please present the following disclosure in bullet point format and in bold type:

   • **The Fund's Shares will not be listed on an exchange and it is not anticipated that a secondary market for its Shares will develop. Thus, an investment in the Fund is not suitable for investors who might need access to the money they invest for several years or longer.**

Also note that, depending on the actual terms of the offering, it may be necessary to include additional bullet points on the outside front cover of the prospectus.

In your response letter, please confirm that all bullet points appearing on the outside front cover of the Fund's prospectus will also be included in any Fund investor subscription agreements or other investor applications, in bold type, immediately above the investor's signature line.

Investment Strategies and Policies (outside front cover)

The disclosure contained in the first paragraph identifies seven categories of investments in which the Fund will primarily invest. Disclose the maximum amount of Fund assets that may be invested in each of these seven investment categories.

The disclosure states that the Fund will invest at least 80% of its Managed Assets in Marketplace Loans and that its investments in Marketplace Loans may be made through a combination of investments including acquiring an equity interest in a marketplace lending platform (or an affiliate). In your response letter, please explain how an equity interest in a marketplace lending platform has economic characteristics similar to Marketplace Loans.

In your response letter, describe the policies and procedures that the Fund has in place to ensure that any one or more of its investments, as categorized in (i) through (vii) of the first paragraph of this section, would not rise to the level that would cause any one marketplace lending platform (or its affiliate) to be deemed an affiliate of the Fund under the Investment Company Act of 1940.

Identify each principal category of "other borrowers" to whom the loans will be made.

Identify each principal category of "other transactions that provide the Fund with investment exposure to Marketplace Loans."

Clarify whether "Marketplace Lending Instruments" collectively refers only to the "other transactions" described in clause (vii), or whether it collectively refers to all of the investments and activities described in clauses (i) through (vii).

Disclose whether the Fund may invest any material amount of its assets in loans originated by or through non-U.S. lending platforms or to non-U.S. borrowers. If so, then disclose the maximum amount of Fund assets that could be so invested.   In your response letter, undertake to sticker the Fund's prospectus to provide appropriate risk disclosure whenever a material amount of the Fund's total assets represent investments in borrowers or other issuers operating in any one foreign country.

In the second paragraph, clarify that the Marketplace Lending Instruments would expose the Fund to substantially the same high degree of credit risk as junk bonds. In this regard, please delete the word "could" from the first sentence.

The phrase "it is possible that" should be deleted from the fourth sentence because, as currently disclosed, the risks described therein would be present "at any given time."

The disclosure contained in the second paragraph states that, if a borrower is unable to make its payments on a loan, the Fund may be greatly limited in its ability to recover any outstanding principal and interest under such loan. Accordingly, briefly highlight the likely reasons giving rise to the limits on the Fund's recovery; to the extent applicable, because the loans will be unsecured or undercollateralized; and/or legal enforcement of the loans will be impracticable due to the relatively small size of the loan; and/or the Fund will not have the ability to directly enforce creditors' rights under the loans.

Expand the disclosure contained in the third paragraph to clarify that substantially the entire portfolio of the Fund's Marketplace Loans, and not merely 20% of its Managed Assets, will possess credit quality substantially equivalent to "junk," and will be considered speculative with respect to the borrower's or the issuer's capacity to pay interest and repay principal.

<u>Pricing Table</u>

The disclosure contained under the "Plan of Distribution" section of the prospectus states that additional compensation may be paid in respect of the distribution of the Shares. Accordingly, commissions paid by other persons and other consideration to distributors should be noted and briefly described in footnote (2) to the pricing table. In this regard, *see* Instruction 2. to Item 1.g. of Form N-2.

Expand footnote (3) to the pricing table to disclose the net per common share and total proceeds to the Fund, after the payment of expenses of issuance and distribution and sales load. Also, in this regard, *see* Instructions 2. and 6. to Item 1.g. of Form N-2.

Footnote (4) states that the proceeds set forth in the pricing table have not been reduced by other expenses of issuance and distribution payable by the Fund.   However, the "sales load" presented in the pricing table should also include any amounts that will be paid by the Fund where such amounts constitute a commission or discount. *See* Instruction 2 to Item 1.g. of Form N-2.

Please expand the disclosure contained in footnote (4) to identify the estimated amount of the other expenses of issuance and distribution payable by the Fund in the aggregate and on a per share basis, and clarify that investors in this offering will indirectly bear all of these expenses. Also disclose the net proceeds to the Fund in the aggregate and on a per share basis.

Any commissions paid by other persons and other consideration should be noted and briefly described in footnote (2) to the pricing table. In this regard, *see* Instruction 2. to Item 1.g. of Form N-2, and the reference therein to the term "commissions" as defined in paragraph 17 of Schedule A of the Securities Act of 1933 (the "Securities Act").

The Offering (page ii)

The disclosure states that the Shares are being offered on a "best efforts" basis and that the Distributor is not required to sell any specific number or dollar amount of the Fund's Shares, but will endeavor to sell the Shares. Furthermore, the disclosure contained in footnote (1) to the pricing table states that funds received in the offering will not be escrowed but instead will be invested promptly. Accordingly, in an appropriate section of the prospectus, provide an estimate of the minimum dollar amount of capital that must be raised by the Fund which would likely enable it to sustain viable operations, attain meaningful economies of scale, and structure its investment portfolio so as to provide the Fund with a reasonable chance of attaining its investment objective.

Non-Listed Closed-End Fund (page ii)

The disclosure states that the Fund intends to list the Shares on a securities exchange upon meeting applicable listing eligibility requirements. Expand the disclosure to briefly indicate why the Fund is prevented from listing its Shares on a securities exchange.

Disclose when the Fund reasonably expects the first Liquidity Event to occur.

Leverage (page iii)

The disclosure states that the Fund initially anticipates utilizing leverage through bank borrowings or similar term loans, but that it may also issue preferred and/or issue notes debt securities. Please revise the disclosure contained in footnote (5) to the fee table to ensure that it currently reflects the amount, type and terms of the leverage that the Fund expects to employ during the first twelve months of its operations, and that all of the fees and expenses of issuing and servicing such leverage are reflected in the applicable fee table line items.

Investment Strategies and Policies (page 1)

The disclosure states that the Marketplace Lending Instruments in which the Fund may invest may have varying degrees of credit risk and that the Fund will not be restricted by any borrower credit criteria or credit risk limitation. Additionally, the discussion under "Marketplace Lending," on page 2, generally states that a borrower must satisfy the minimum eligibility requirements set by the loan platform operator. However, nowhere does the Fund identify any specific minimum quantitative criteria that it will use when determining whether it will invest in a Marketplace Loan. Please briefly highlight, in this section of the prospectus, the minimum quantitative criteria that will be must be satisfied or other selection criteria that the Fund will use. A more comprehensive discussion of the criteria should be included in an appropriate section of the prospectus.

Disclose whether a material amount of the Marketplace Loans in which the Fund may invest will be interest-only and/or not require the full amortization of principal. Also highlight the related material risks.

The disclosure states that the Fund's investments in Marketplace Lending Instruments also may be made by the Fund through one or more wholly-owned subsidiaries of the Fund. Clarify whether any subsidiary of the Fund could be organized under the laws of a non-U.S. jurisdiction. We may have further comment.

Marketplace Lending – General (page 2)

Please present in bold type all headings and subheadings appearing throughout the prospectus.

The disclosure presented earlier in the prospectus highlights the types of investments in Marketplace Loans that the Fund expects to make. The disclosure on pages 2 and 3 also indicates that a substantial portion of the Fund's Marketplace Loan investments will have originated from a LendingClub Corporation or a Prosper Funding LLC platform and further suggests that the Fund may additionally invest in Pass-Through Notes issued by LendingClub Corporation and Prosper Funding LLC. In your response letter, please discuss the Fund's plans to add LendingClub Corporation and/or Prosper Funding LLC as a co-registrant on the Fund's registration statement during the continuous offering of its securities. If the Fund has no plans to do so, then provide your views as to why co-registration is not appropriate.

Disclose whether all of the Marketplace Loans purchased by the Fund will be current with any applicable interest and principal payments. If the Fund may also purchase those which are not current, specify the maximum percentage of Fund assets that can be devoted to such investments and identify the maximum delinquency permissible. Also state whether the Marketplace Loans will be newly issued, and/or will be purchased directly from the issuer, or whether the Fund will only Marketplace Loans which possess a meaningful payment history.

Clarify in the fourth sentence whether the Adviser will review each Marketplace Loan to determine whether it meets the Fund's investment parameters.

Asset-Backed Securities (page 3)

Identify the classes of asset-backed securities which the Fund may purchase. If the Fund may invest a material amount of its assets in either the subordinated or residual classes, please highlight the corresponding risks.

Private Investment Funds (page 3)

Expand the disclosure contained in the penultimate sentence to clarify how the operator credit risk to investors is eliminated.

Distributions (page 5)

Expand the disclosure contained in the last paragraph to state that shareholders who receive distributions in the form of additional shares of the Fund will be subject to the same U.S. federal, state and local tax consequences as shareholders who elect to receive their distributions in cash, but will not receive any corresponding cash distributions with which to pay any applicable taxes.

Default Risk (page 9)

Disclose whether the Fund could incur any liability for the actions of the collection agencies with whom it may contract.

Expand the discussion to disclose the extent of any consumer laws that may prohibit, delay, or otherwise impose liability on the Fund resulting from collection activities. Disclose whether applicable laws impose limitations on the Fund's ability to own or possess consumer notes.

Information Technology Risk (page 10)

In an appropriate place of the prospectus, describe how the Fund intends to address the myriad information technology risks described in this section.

Platform Concentration Risk (page 11)

In your response letter, indicate whether the Fund will treat marketplace lending platforms as an industry for purposes of its non-concentration policy. If it will not, then also provide its reasoning.

Disclose whether investing in a limited number of lending platforms and/or in loans that were originated using a particular lending platform's borrower credit criteria exposes the Fund's investments to a greater risk of default and risk of loss.

Investor Suitability (page 13)

The prospectus does not describe any limitations imposed on the Fund's investments in privately offered investment funds. Please indicate to us whether the Fund has any limitations imposed on the amount of assets which may be invested in such investments and/or whether the Fund has imposed any limitations on who may invest in the Fund (for example, accredited investors). We may have additional comments.

Summary of Fund Expenses (page 14)

We note that most of the information in the fee table is incomplete. Please provide us with the details of the Fund's fees and expenses as soon as they are available.

The first paragraph is set to disclose the number of Shares of the Fund assumed to have been sold when calculating the annual expenses presented in the fee table and expense example. In your response letter, also indicate why a particular level of Shares was selected to form the basis of the assumption. The Fund may update the fee table and expense example during the continuous offering period to reflect any material changes resulting from an increase in the actual amount of its Shares sold to date.

In the "Annual Expenses" column heading, insert the phrase "As a" immediately before the word "Percentage."

State in the narrative following the fee table that "Other Expenses" are based on estimated amounts for the current fiscal year. *See* Instruction 6. to Item 3.1 of Form N-2.

Add footnote disclosure that briefly highlights the salient terms of the "expense reimbursement" referenced in the fee table. Please note that the expense reimbursement agreement must cover a period of at least 12 months. Also file the expense reimbursement agreement as an exhibit to the registration statement.

In a footnote to the fee table, please make clear that the Acquired Fund Fees and Expenses to be included in the fee table will take into account, as applicable, the calculation/presentation of Acquired Fund Fees and Expenses that is required by Instructions 10.f. & g. to Item 3.1. of Form N-2.

Example (page 14)

Clarify that the Example gives effect to the Expense Limitation Agreement only for its contractual term.

The second sentence states that "the example assumes that certain Shareholders may pay less in total expenses as a result of either financial intermediaries waiving the sales load or the application of breakpoints in respect of the sales load." Revise the disclosure to clarify that the maximum sales load, without the application of any breakpoints, is used to calculate the dollar amounts presented in the Example.

Revise the Example tabular presentation to conform to Item 3.1. of Form N-2.

Effects of Leverage (page 20)

Please revise the headings in the tabular presentation to conform to Item 8.3.b.(4) of Form N-2, and use minus signs, instead of parentheses, to denote negative values. Also, at the end of the last paragraph of this section, please add a sentence stating that the figures appearing in the table are hypothetical and that the actual returns may be greater or less than those appearing in the table.

Risks (page 20)

Expand the first paragraph to make clear that this section describes the principal risk factors associated with investment in the Fund specifically, as well as those factors generally associated with investment in a fund with investment objectives, investment policies, capital structure or trading markets similar to the Fund's. *See* Item 8.3.a. of Form N-2. In this regard, add any additional risk factors as appropriate.

Add a separate risk factor describing risks resulting from the current interest rate environment; for example, highlight the unique risks associated with the current historically low interest rate environment, including how changes to interest rates might materially impact the Fund's future borrowings, its net investment income, its net asset value, the ability of the operating companies in which the Fund directly or indirectly invests to service debt, and also materially impact the investment vehicles in which the Fund may invest, *etc*.

Disclose the extent to which the Fund may invest in derivatives and the related risks of such investments. In this regard, please refer to the Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Provide a separate risk factor highlighting any projected material spikes in consumer credit defaults.

Plan of Distribution (page 34)

Please confirm to the staff whether FINRA has approved the underwriting terms of the Fund's offering.

The information contained in the second paragraph should be presented under the caption "Additional Compensation to Brokers and Dealers." Also disclose the amount of fees that will be paid under the various arrangements referenced in the second paragraph of this section. Further disclose whether the additional compensation and serving fees described in the second paragraph are one-time fees or whether they are payable annually. All agreements in respect of such services to be rendered, including the compensation to be paid, should be filed as exhibits to the registration statement.

Dividend Reinvestment Plan (page 40)

Expand the disclosure to indicate that reinvested dividends increase the Fund's net assets on which the Management Fee and the Administration Fee are payable to the Adviser and the Administrator, respectively.

Outside Back Cover Page

The disclosure contained earlier in the prospectus states that the Shares will be continuously offered and will not be listed for trading on an exchange. Moreover, as of the offering date of the Shares, the Fund will not have been subject to the reporting requirements of the Securities Exchange Act of 1934. Accordingly, it does not appear that the correct prospectus delivery requirements are currently specified in the boldface legend. Please revise. *See* Item 2.3. of Form N-2 and Rule 481(e) of Regulation C under the Securities Act.

Statement of Additional Information

Investment Restrictions (page 1)

In the third enumerated fundamental policy, please insert the phrase "or group of industries" after the word "industry." Also, provide a brief definition of the term "concentrate" as "used in the 1940 Act."

Provide a brief description highlighting the activities that are "permitted under the 1940 Act" as they pertain to the seventh fundamental investment restriction.

Expand the disclosure to clarify whether the Fund's borrowing policy permits it to enter into reverse repurchase agreements and, if it does, also specify the maximum percentage of the Fund's assets that may be devoted to such activities.

Management of the Fund (page 12)

In your response letter, confirm that all of the other information required by Item 18 of Form N-2 will have been disclosed in the next pre-effective amendment to this registration statement.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added.

Response to this letter should be in the form of a revised submission and should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to Fund disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of a registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

/s/ Dominic Minore

Dominic Minore
Senior Counsel